April 16, 2012

JEFFREY VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Mark P. Shuman, Legal Branch Chief Edwin Kim, Attorney-Advisor Ryan Rohn, Staff Accountant Stephen Krikorian, Accounting Branch Chief
Re:	Proofpoint, Inc. Registration Statement on Form S-1 Filed April 9, 2012 File No. 333-178479

Ladies and Gentlemen:

        On behalf of Proofpoint, Inc. (the "Company"), we are concurrently transmitting herewith Amendment No. 5 (the "Amendment") to the Registration Statement on Form S-1 (Registration No. 333-178479) originally filed by the Company with the U.S. Securities and Exchange Commission (the "Commission") on December 14, 2011 (the "Registration Statement"). In this letter, we respond to the comments of the staff of the Commission (the "Staff") contained in its letter dated April 13, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff's comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier five copies of the Amendment in paper format, marked to show changes from the Registration Statement filed on April 9, 2012.

Registration Statement on Form S-1

General

        1.     Please clarify throughout that the conversion of your preferred stock will occur automatically pursuant to a provision in your certificate of incorporation because you obtained written consents from stockholders representing two-thirds of your preferred shares. With a view to disclosure in Item 15, identify the exemption from registration you intend to rely upon for the conversions and describe the facts that support the conclusion as to the exemption's availability.

        In response to the Staff's comments, the Company has provided additional disclosure regarding the conversion on pages 7, 9, 39, 41, 132, 136 and 137. The Company has also added disclosure in Item 15 regarding the conversion of the convertible preferred stock and that the conversion was exempt from the registration requirements pursuant to Section 3(a)(9) of the Securities Act.

Risk Factors, page 13

If we fail to maintain an effective system of internal controls…, page 29

        2.     Your references to the Jumpstart Our Business Startups Act of 2012, or JOBS Act, on page 30 do not appear to describe adequately the legislation's effect on when you are required to provide an annual assessment and auditor attestation of your internal controls over financial reporting. Please revise to clarify whether you will initially be an "emerging growth company" and as applicable disclose that status will excuse you from requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 for up to five years. Also, please revise to clarify under what circumstances you may no longer be an emerging growth company and be subject to providing an annual assessment and auditor attestation of your internal controls over financial reporting.

        In response to the Staff's comments, the Company has provided additional disclosure on page 31.

        3.     In addition to JOBS Act's effect on your reporting of your internal controls over financial reporting, please consider whether disclosure to investors regarding the modified disclosure and reporting requirements applicable to emerging growth companies is necessary or appropriate. In this respect, please also give appropriate consideration to the effects of the status on your investors and your access to capital.

        In response to the Staff's comments, the Company has provided additional disclosure on page 31.

Note 9. Preferred Shares—page F-29

        4.     We note that you disclose that the preferred shares will automatically convert to shares of common stock upon the closing of an IPO in which gross proceeds exceed $40 million and in which the public offering price per share equals or exceeds $21.28 per share. Further, we note that you asserted in a response dated January 25, 2012 that you intend to obtain the consent of the required number of its preferred stockholders to the automatic conversion of its outstanding preferred stock into common stock. Since the IPO price is below the conversion trigger, confirm that the consents have been obtained. If not, please revise your balance sheet and the statement of operations to remove the pro forma information that shows the effects of the automatic conversion. Further, please revise any sections through the filing that reflect this automatic conversion.

        The Company advises the Staff that pursuant to the provisions of the Company's certificate of incorporation, holders of more than 66 2/3% of the Company's outstanding convertible preferred stock have elected to automatically convert all of the outstanding convertible preferred stock into common stock, with such conversion to be effective immediately prior to closing of the initial public offering. The Company has added disclosure throughout the Registration Statement to clarify this.

* * * * * * *

        Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Niki Fang, Esq. at (650) 335-7252.

Sincerely,
FENWICK & WEST LLP
/s/ Jeffrey Vetter
Jeffrey Vetter

Enclosures

cc:
Gary Steele, Chief Executive Officer
Paul Auvil, Chief Financial Officer
Michael T. Yang, Esq., General Counsel
 Proofpoint, Inc.

Matthew P. Quilter, Esq.
Niki Fang, Esq.
 Fenwick & West LLP

Stephane Berthier
 PricewaterhouseCoopers LLP

Robert G. Day, Esq.
 Wilson Sonsini Goodrich & Rosati, P.C.